                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 0-18595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ELIZABETHTOWN WATER COMPANY SAVINGS
                  AND INVESTMENT PLAN - 401-K


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  E'TOWN CORPORATION
                  600 South Avenue
                  Westfield, New Jersey 07090

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(k)

TABLE OF CONTENTS



DESCRIPTION                                                             PAGE

Independent Auditors' Report                                              1

Statements of Net Assets Available for Benefits as of
 December 31, 1997 and 1996                                             2 - 3

Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1997 and 1996                4 - 5

Notes to Financial Statements for the Years Ended
 December 31, 1997 and 1996                                             6 - 9

Supplemental Schedule of Assets Held for Investment Purposes
  as of December 31, 1997 (Item 27a)                                     10

Supplemental Schedule of Reportable Transactions for
 the Year Ended December 31, 1997 (Item 27d)                             11-12


Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Elizabethtown Water Company
 Savings and Investment Plan - 401(k)

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Elizabethtown Water Company Savings and Investment Plan - 401(k) (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP

June 24, 1998

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997

                                                                                       Compass         Fidelity
                                           PNC          Fidelity          PNC        Capital Large  Advisor Growth        Janus
                                       Investment     Advisor High      Balanced       Cap Value    Opportunities       Worldwide
                                      Contract Fund    Yield Fund     Profile Fund    Equity Fund        Fund             Fund
                                      ----------------------------------------------------------------------------------------------
ASSETS:
Contributions Receivable              $     3,948     $     2,799     $     2,793     $     7,611     $     7,460     $     7,405
Accounts Receivable                         2,154              --              --              --              --              --
Accrued Repayment of Loans                    189             223             326             670             489             727
Investments                               753,491         444,400         629,455       1,906,108       1,098,115       1,095,413
                                      -----------     -----------     -----------     -----------     -----------     -----------
Total Assets                              759,782         447,422         632,574       1,914,389       1,106,064       1,103,545
                                      -----------     -----------     -----------     -----------     -----------     -----------

LIABILITIES:
Forfeitures due the Company                    --              --              --              --              --              --
                                      -----------     -----------     -----------     -----------     -----------     -----------

Total Liabilities                              --              --              --              --              --              --
                                      -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS     $   759,782     $   447,422     $   632,574     $ 1,914,389     $ 1,106,064     $ 1,103,545
                                      ===========     ===========     ===========     ===========     ===========     ===========

                                         Compass           E'town
                                       Capital Small     Corporation
                                        Cap Growth        Common           Loan
                                        Equity Fund      Stock Fund        Fund            Total
                                      -------------------------------------------------------------
ASSETS:
Contributions Receivable                $     5,049     $    21,694              --     $    58,759
Accounts Receivable                              --              --              --           2,154
Accrued Repayment of Loans                      243             665              --           3,532
Investments                                 780,312       9,778,258     $   291,091      16,776,643
                                        -----------     -----------     -----------     -----------
Total Assets                                785,604       9,800,617         291,091      16,841,088
                                        -----------     -----------     -----------     -----------

LIABILITIES:
Forfeitures due the Company                      --              --              --               0
                                        -----------     -----------     -----------     -----------

Total Liabilities                                --              --              --               0
                                        -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS       $   785,604     $ 9,800,617     $   291,091     $16,841,088
                                        ===========     ===========     ===========     ===========



See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996

                                                                    Evergreen       E'town
                                                    Evergreen      Intermediate   Corporation
                                                     Growth         Term Gov't      Common
                                        Savings     & Income        Securities      Stock            Loan
                                         Fund         Fund             Fund          Fund            Fund           Total
                                      -------------------------------------------------------------------------------------
ASSETS:
Contributions Receivable              $   11,965     $   36,923     $   10,394     $   43,528             --     $  102,810
Cash                                          --             78              7         64,191             --         64,276
Accrued Income                                 8             38          4,222             --             --          4,268
Accrued Repayment of Loans                   642          1,249            355          1,164             --          3,410
Investments                              878,388      2,872,910        891,855      4,008,785     $  137,450      8,789,388
                                      ----------     ----------     ----------     ----------     ----------     ----------
Total Assets                             891,003      2,911,198        906,833      4,117,668        137,450      8,964,152
                                      ----------     ----------     ----------     ----------     ----------     ----------

LIABILITIES:
Forfeitures due the Company                   --             --             --          5,618             --          5,618
                                      ----------     ----------     ----------     ----------     ----------     ----------

Total Liabilities                             --             --             --          5,618             --          5,618
                                      ----------     ----------     ----------     ----------     ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS     $  891,003     $2,911,198     $  906,833     $4,112,050     $  137,450     $8,958,534
                                      ==========     ==========     ==========     ==========     ==========     ==========




See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   Evergreen
                                                                  Intermediate
                                                   Evergreen         Term                                                 Compass
                                                    Growth        Government        PNC          Fidelity      PNC     Capital Large
                                         Savings   & Income       Securities     Investment    Advisor High  Balanced     Cap Value
                                          Fund       Fund            Fund       Contract Fund  Yield Fund  Profile Fund  Equity Fund
                                      ----------------------------------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                       --            --            --            --            --           --           --
Employees                             $    41,810   $   124,160   $    35,186   $    79,191   $    58,498  $    63,232  $   155,008
Dividend Income                                --        10,763         9,645            --        12,535           --       22,720
Interest Income                                18           105            15           772            --           44        3,245
Rollovers                                   1,017         1,780           509            --            --        5,594       11,188
Net Appreciation
  (Depreciation) in fair value
    of investments                         13,738       (25,495)      (15,204)       51,502        12,257       32,721      595,533
Transfer from Old Funds                        --            --            --     1,852,572            --           --    2,993,909
Transfers between Funds                    12,876       (10,627)      (26,748)   (1,207,481)      374,661      544,319   (1,800,068)
Participant Loans                              --            --            --            --            --           --           --
Repayment of Loan                           2,018         3,845         1,082         3,005         3,370        4,461        7,454
                                      -----------   -----------   -----------   -----------   -----------  -----------  -----------
 Total Additions                           71,477       104,531         4,485       779,561       461,321      650,371    1,988,989
                                      -----------   -----------   -----------   -----------   -----------  -----------  -----------

DEDUCTIONS:
Distributions to Participants               8,423        21,075         5,138         6,833         3,433        2,125       23,895
Forfeitures                                    --            --            --            --            --           --           --
Employee Loans                              6,438         1,350           622        12,946        10,466       15,672       50,705
Repayment of Loans                             --            --            --            --            --           --           --
Transfer to New Funds                     947,619     2,993,304       905,558            --            --           --           --
                                      -----------   -----------   -----------   -----------   -----------  -----------  -----------
  Total Deductions                        962,480     3,015,729       911,318        19,779        13,899       17,797       74,600
                                      -----------   -----------   -----------   -----------   -----------  -----------  -----------

NET INCREASE (DECREASE)                  (891,003)   (2,911,198)     (906,833)      759,782       447,422      632,574    1,914,389

TRANSFER OF ELIZABETHTOWN WATER
  COMPANY EMPLOYEE STOCK OWNERSHIP
   PLAN ASSETS                                 --            --            --            --            --           --           --

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                      891,003     2,911,198       906,833            --            --           --           --
                                      -----------   -----------   -----------   -----------   -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                        $         0   $         0   $         0   $   759,782   $   447,422  $   632,574  $ 1,914,389
                                      ===========   ===========   ===========   ===========   ===========  ===========  ===========



                                        Fidelity                    Compass       E'town
                                      Advisor Growth   Janus      Capital Small Corporation
                                      Opportunities   Worldwide   Cap Growth    Common Stock     Loan
                                         Fund           Fund      Equity Fund       Fund         Fund        Total
                                     --------------------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                        --           --            --  $   411,292            --  $   411,292
Employees                              $   152,262  $   150,451   $    91,641      184,574            --    1,136,013
Dividend Income                             11,167       35,763            --      478,121            --      580,714
Interest Income                                 74           74            53        3,101   $    13,439       20,940
Rollovers                                   28,636       24,108         4,529        6,308            --       83,669
Net Appreciation
  (Depreciation) in fair value
    of investments                          98,838      (29,353)       65,196    2,034,842            --    2,834,575
Transfer from Old Funds                         --           --            --           --            --    4,846,481
Transfers between Funds                    834,102      988,751       633,343     (343,128)           --            0
Participant Loans                               --           --            --           --       199,042      199,042
Repayment of Loan                            5,688       10,676         4,847       12,394            --       58,840
                                       -----------  -----------   -----------  -----------   -----------  -----------
 Total Additions                         1,130,767    1,180,470       799,609    2,787,504       212,481   10,171,566
                                       -----------  -----------   -----------  -----------   -----------  -----------

DEDUCTIONS:
Distributions to Participants                3,649       39,604         4,564      414,507            --      533,246
Forfeitures                                     --           --            --          110            --          110
Employee Loans                              21,054       37,321         9,441       33,027            --      199,042
Repayment of Loans                              --           --            --           --        58,840       58,840
Transfer to New Funds                           --           --            --           --            --    4,846,481
                                       -----------  -----------   -----------  -----------   -----------  -----------
  Total Deductions                          24,703       76,925        14,005      447,644        58,840    5,637,719
                                       -----------  -----------   -----------  -----------   -----------  -----------

NET INCREASE (DECREASE)                  1,106,064    1,103,545       785,604    2,339,860       153,641    4,533,847

TRANSFER OF ELIZABETHTOWN WATER
  COMPANY EMPLOYEE STOCK OWNERSHIP
   PLAN ASSETS                                  --           --            --    3,348,707            --    3,348,707

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                            --           --            --    4,112,050       137,450    8,958,534
                                       -----------  -----------   -----------  -----------   -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                         $ 1,106,064  $ 1,103,545   $   785,604  $ 9,800,617   $   291,091  $16,841,088
                                       ===========  ===========   ===========  ===========   ===========  ===========

See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                Evergreen      E'town
                                                                Evergreen      Intermediate  Corporation
                                                                 Growth        Term Gov't       Common
                                                  Savings       & Income       Securities       Stock         Loan
                                                   Fund           Fund           Fund           Fund          Fund          Total
                                                 ----------------------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                                 --            --            --     $  327,118            --     $  327,118
Employees                                        $  159,814    $  456,482    $  150,423        223,479            --        990,198
Dividend Income                                          --        63,459        47,437        235,146            --        346,042
Interest Income                                          98           303           143            841    $   16,025         17,410
Rollovers                                            17,654            --        17,654             --            --         35,308
Net Appreciation
  (Depreciation) in fair value of investments        48,578       419,423       (17,317)       222,851            --        673,535
Transfers between Funds                                  --        57,259             4         12,715            --         69,978
Participant Loans                                        --            --            --             --        42,756         42,756
Repayment of Loan                                     7,277        17,445         3,831         16,769            --         45,322
                                                 ----------    ----------    ----------     ----------    ----------     ----------
 Total Additions                                    233,421     1,014,371       202,175      1,038,919        58,781      2,547,667
                                                 ----------    ----------    ----------     ----------    ----------     ----------

DEDUCTIONS:
Distributions to Participants                        11,231        10,115         4,151         59,602            --         85,099
Forfeitures                                              --            --            --          5,618            --          5,618
Employee Loans                                       19,600        21,700            --          1,456        42,756
Repayment of Loans                                       --            --            --             --        85,377         85,377
Transfer between Funds                               33,604            --        22,397         13,977            --         69,978
                                                 ----------    ----------    ----------     ----------    ----------     ----------
  Total Deductions                                   64,435        31,815        26,548         80,653        85,377        288,828
                                                 ----------    ----------    ----------     ----------    ----------     ----------

NET INCREASE (DECREASE)                             168,986       982,556       175,627        958,266       (26,596)     2,258,839

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                722,017     1,928,642       731,206      3,153,784       164,046      6,699,695
                                                 ----------    ----------    ----------     ----------    ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                   $  891,003    $2,911,198    $  906,833     $4,112,050    $  137,450     $8,958,534
                                                 ==========    ==========    ==========     ==========    ==========     ==========

See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(k)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



1.       DESCRIPTION OF THE PLAN

         General

         The Savings and Investment Plan - 401(k) (Plan) was adopted by the Elizabethtown Water Company (Company) as of January 1, 1988. The Plan is administered by the Administrative Committee of the Company, appointed from time to time by the Board of Directors. Expenses incurred in the administration of the Plan are paid by the Company.

         Effective January 1, 1997, the Company merged the Elizabethtown Water Company Employee Stock Ownership Plan into the Plan. The merger of the two plans does not have an impact on participants' benefits. In connection with this merger, 105,871 shares of E'town Corporation common stock were transferred to the E'town Corporation Common Stock Fund.

         Eligibility

         Employees of Elizabethtown Water Company, The Mount Holly Water Company, E'town Corporation and E'town Properties who were non-union employees as of January 1, 1988 were eligible to join the Plan. As of January 1, 1995, employees who are union employees are eligible to join the Plan. Employees may become members of the Plan after three months of service and may enter the Plan at the next entry date. The entry dates are January 1 and July 1. If an employee withdraws from the Plan, the employee may not rejoin the Plan until the second entry date following withdrawal.

         Contributions

         Non-union employees may reduce their salaries up to 10% or a dollar limit of $9,500 and direct that the salary reductions be invested in the Plan. This salary reduction, in accordance with the Internal Revenue Code Section 401(k), shall not be subject to Federal or state income taxes. From January 1 through March 31, 1996, the Company matched 50% and effective April 1, 1996, the Company matches 60% of participating non-union employees' salary reductions up to 6%.

         Union employees may reduce their salaries up to 6% and, effective February 1, 1996 and 1997, the Company matched 10% and 20%, respectively, of participating union employees' salary reductions up to that 6%.

         Salary reductions are deducted each payroll period and deposited along with the Company's matching contributions with the Trustee at the end of the month.

         The Plan provides that the salary reductions and matching contributions are recorded in the accounts of the eligible participants.

         Vesting and Distribution

         All salary reductions are 100% vested and non-forfeitable. Employees are vested in Company matching contributions based upon years of service. Employees vest 25% each year after two years of service and are 100% vested after five years of service. Distributions may be made from the plan upon retirement, disability, death or separation from service. Distributions may also be made for special financial hardship situations in accordance with the Internal Revenue Code guidelines.


         Loans

         Participants who are non-union may be granted a loan for Plan designated purposes for up to 50% of their vested plan balance. Loans are repaid over a period of up to 5 years, or longer for a loan for the purchase of a principal residence. The interest rate is 2 points above prime or the prevailing mortgage rate for a residential loan. At December 31, 1997, interest rates on these loans range from 6.61% to 11% and maturity dates range from July,1998 to March, 2007. The loan and the interest payments are credited to the participants' investment funds in relation to the participants' investment decision.

         Termination of the Plan

         The Plan may be terminated at any time by the Company. In the event of termination, the assets of the Plan will be distributed to the participants by the Trustees, according to the participants' account balances, less the administration costs of the Trustee.

         Investments

         From January 1, 1996 to April 1, 1997 First Union National Bank was the record keeper and Trustee of the Plan. At that time, participants could elect to have their contributions invested in any of the four following funds. The Company's matching contribution was invested in the E'town Corporation Stock Fund.

                  Savings Fund - The Savings Fund is invested in a Guaranteed Investment Contract Fund (GIC), managed by First Union National Bank which invests in GIC's and short-term securities.

                  Evergreen Growth and Income Fund - The Growth and Income Fund is invested in a Capital Appreciation Equity Fund managed by First Union National Bank which invests in diversified common stocks and income securities convertible into common stock.

                  Evergreen Intermediate-Term Government Securities Fund - The Intermediate-Term Government Fund is invested in an intermediate-term government securities fund managed by First Union National Bank which invests primarily in U.S. Treasury obligations and money market instruments.

                  E'town Corporation Stock Fund - The Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares were held in trust for the Plan by First Union National Bank. The Plan had 126,760 shares of E'town Corporation common stock at December 31, 1996.

         Effective April 1, 1997 PNC Bank was appointed record keeper and Trustee. On that date, investments held in the previous First Union National Bank funds were transferred to investments of PNC Bank. Participants may elect to have their contributions and their investments balance invested in any of the following eight investments:

                  PNC Investment Contract Fund - The PNC Investment Contract Fund is invested in guaranteed investment contracts (GIC's) issued by insurance companies and cash equivalents. This fund is managed by PNC Asset Management. The average maturity of the fund is less than three years.

         Fidelity Advisor High Yield Fund - The Fidelity Advisor High Yield Fund is invested in bonds of mature and "turnaround" companies seeking higher yields and appreciation through lower-rated bonds. This fund is managed by Fidelity Investments.

         PNC Balanced Profile Fund - The PNC Balanced Profile Fund is a balanced fund invested in the following Compass Capital Funds: Select Equity Portfolio, Growth Equity Portfolio, Value Equity Portfolio and Mid-Cap Growth Equity Portfolio. These funds are managed by PNC Asset Management.

         Compass Capital Large Cap Value Equity Fund - The Compass Capital Large Cap Value Equity Fund invests in stock with prices relative to earnings and book values that are below average and have a market capitalization in excess of $5 billion. This fund is managed by Compass Distributors, Inc.

         Fidelity Advisor Growth Opportunities Fund - The Fidelity Advisor Growth Opportunities Fund is invested in growth stocks of companies with above average growth in sales and earnings. This fund is managed by Fidelity Investments.

         Janus Worldwide Fund - The Janus Worldwide Fund invests in common stock of foreign and domestic companies seeking long term growth of capital. This fund is managed by Janus.

         Compass Capital Small Cap Growth Equity Fund - The Compass Capital Small Cap Growth Equity Fund invests in small cap stocks that exhibit earnings growth rate prospects and have a market value capitalization below $1 billion. This fund is managed by Compass Distributors, Inc.

         E'town Corporation Common Stock Fund - The E'town Corporation Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares are held in trust for the Plan by PNC Bank. The Plan has 237,302 shares of E'town Corporation common stock at December 31, 1997.

       The Plan's investments are reported at fair market value based on closing market quotations at December 31, 1997 and 1996. Purchases and sales of securities are recorded on a trade date basis.

       AT December 31, 1997, the following investments held were greater than 5% of the fair value of the Plan's net assets at the end of the Plan year:
       Compass Large Cap Value Equity Fund, Fidelity Advisor Growth Opportunities Fund, Janus Worldwide Fund and E'town Corporation Common Stock Fund.

2. TAX STATUS

       The Plan conforms with the requirements of Section 401(b) of the Internal Revenue Code and is entitled to exemption from Federal income taxation by the Internal Revenue Code.

       The Plan obtained its latest determination letter on July 24, 1995, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the Plan's financial statements.

3. OTHER

        The Plan's accounts are maintained on an accrual basis.

        The Plan considers all highly liquid investments with maturity dates of 90 days or less to be cash equivalents.

        There are no material lease commitments or parties in interest transactions.

        As of December 31, 1997 and 1996, benefits of $0 and $146,526 respectively, were due to participants who have withdrawn from participation in the Plan.

ELIZABETHTOWN WATER COMPANY                                          Form 5500
SAVINGS AND INVESTMENT PLAN - 401(k)                                 Item 27(a)


SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Item 27(a)) AS OF DECEMBER 31, 1997

                                                  Original Cost    Market Value
                                                  -------------    ------------
PNC INVESTMENT CONTRACT FUND
  402,290.78 Shares @ $1.873 per share             $  730,111       $  753,491

FIDELITY ADVISOR HIGH YIELD FUND
  35,325.91 Shares @ $12.58 per share                 442,996          444,400

PNC  BALANCED PROFILE FUND
  38,531.73 Shares @ $16.336 per share                598,604          629,455

COMPASS CAPITAL LARGE CAP VALUE EQUITY FUND
  122,343.29 Shares @ $15.58 per share              1,797,817        1,906,108

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND
  25,868.44 Shares @ $42.45 per share               1,061,404        1,098,115

JANUS WORLDWIDE FUND
  28,994.52 Shares @ $37.78 per share               1,164,796        1,095,413

COMPASS CAPITAL SMALL CAP GROWTH EQUITY FUND
  38,514.90 Shares @ $20.26 per share                 757,178          780,312

E'TOWN CORPORATION COMMON STOCK
  237,301.53 Shares @ $40.19 per share              6,218,387        9,536,674

E'TOWN CORPORATION STOCK LIQUIDITY FUND
  241,583.68 Shares @ $1.00 per share                 241,584          241,584

LOAN FUND

Market value at December 31, 1997 represents
the total unpaid principal balance at the
end of the year. Interest rates on these
loans range from 6.61% to 11%. Maturity
dates range from July, 1998 through March,
2007.                                                 291,091          291,091
                                                  -----------      -----------

                        TOTAL                     $13,303,968      $16,776,643
                                                  ===========      ===========

ELIZABETHTOWN WATER COMPANY                                           FORM 5500
SAVINGS AND INVESTMENT PLAN - 401(K)                                 ITEM 27(d)



SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (ITEM 27(d))
FOR THE YEAR ENDED DECEMBER 31, 1997 *


                                                               NUMBER                  NUMBER                        NET
                                                                 OF          TOTAL       OF         TOTAL            GAIN /
                                                              PURCHASES    PURCHASES    SALES       SALES           (LOSS)
                                                              ---------    ---------   ------       -----           -------
SINGLE TRANSACTIONS:

SAVINGS FUND:
     Stable Portfolio Group Trust                                                         1       $  938,422       $  13,563


EVERGREEN GROWTH & INCOME FUND:
     First Union Evergreen Growth & Income Fund                                           1        2,957,784         (26,907)


EVERGREEN INTERMEDIATE TERM GOVERNMENT
     SECURITIES FUND:
     First Union Evergreen Intermediate Term Government Bond                              1          893,295         (15,186)


PNC INVESTMENT CONTRACT FUND:
     PNC EBT Investment Contract Fund                                                     1        1,105,699          24,896
     PNC EBT Investment Contract Fund                                                     1          668,115           9,548


COMPASS CAPITAL LARGE CAP VALUE EQUITY FUND:
     Compass Capital Large Cap Value Equity Fund                   1       $500,755       1        1,866,010         234,908
     Compass Capital Large Cap Value Equity Fund                                          1        1,037,125         122,231


FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND:
     Fidelity Advisor Growth Opportunities Fund                    1        491,346
     Fidelity Advisor Growth Opportunities Fund                    1        749,204


JANUS WORLDWIDE FUND:
     Janus Worldwide Fund                                          1        629,825
     Janus Worldwide Fund                                          1        562,107


E'TOWN CORPORATION COMMON STOCK FUND:
     E'Town Corporation Common Stock                                                      1          812,814          65,868


                                                                     (CONTINUED)

ELIZABETHTOWN WATER COMPANY                                           FORM 5500
SAVINGS AND INVESTMENT PLAN - 401(K)                                  ITEM 27(d)



SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (ITEM 27(d))
FOR THE YEAR ENDED DECEMBER 31, 1997 *  (CONCLUDED)

                                                                NUMBER                     NUMBER                        NET
                                                                  OF           TOTAL         OF         TOTAL            GAIN /
                                                              PURCHASES      PURCHASES      SALES       SALES           (LOSS)
                                                              ---------      ---------     ------       -----           ------
SERIES OF TRANSACTIONS:

SAVINGS FUND:
     Stable Portfolio Group Trust                                   7       $   66,483        7       $  958,611       $  13,738


EVERGREEN GROWTH & INCOME FUND:
     First Union Evergreen Growth & Income Fund                     7          168,226        7        3,015,640         (25,495)


EVERGREEN INTERMEDIATE TERM GOVERNMENT:
     SECURITIES FUND:
     First Union Evergreen Intermediate Term Government Bond       10           49,408        7          926,059         (15,204)


PNC INVESTMENT CONTRACT FUND:
     PNC EBT Investment Contract Fund                              23          786,527       28        1,946,658          37,670


FIDELITY ADVISOR HIGH YIELD FUND:
     Fidelity Advisor High Yield Fund                              30          602,461       15          160,064             598


PNC BALANCED PROFILE FUND:
     PNC Balanced Profile Fund                                     20        1,185,271       21          588,760           2,094


COMPASS CAPITAL LARGE CAP VALUE EQUITY FUND:
     Compass Large Cap Value Equity Fund                           25        1,471,745       32        3,042,595         377,899


FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND:
     Fidelity Advisor Growth Opportunities Fund                    27        1,518,560       20          462,594           5,438


JANUS WORLDWIDE FUND:
     Janus Worldwide Fund                                          32        1,560,879       28          397,385           1,301


COMPASS CAPITAL SMALL CAP GROWTH EQUITY FUND:
     Compass Small Cap Growth Equity Fund                          33          995,414       17          239,895           1,659


E'TOWN CORPORATION COMMON STOCK FUND:
     E'Town Corporation Common Stock                               43        1,990,086       42        1,708,866         102,488
     E'Town Corporation Stock Liquidity Fund                       35        1,129,165       30          887,582            --


* Reportable transactions consist of any single transaction or series of transactions within the Plan year with the same person or entity or for the same security which, when aggregated, involves an amount that is in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33 - 56819 on Form S-8 of E'Town Corporation of our report dated June 24, 1998 appearing in this Annual Report on Form 11-K of Elizabethtown Water Company Savings and Investment Plan - 401(K) for the year ended December 31, 1997.


Deloitte & Touche LLP

Parsippany, NJ
June 24, 1998

                                   SIGNATURES


               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1998                        ELIZABETHTOWN WATER COMPANY
                                            SAVINGS AND INVESTMENT PLAN - 401(K)



                                            By:   /s/ Gail P. Brady
                                                 ---------------------------
                                                 Name:  Gail P. Brady
                                                 Title:  Trustee